SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

SPACEHAB, Incorporated

(Name of Subject Company (Issuer))

SPACEHAB, Incorporated

(Name of Filing Person (Issuer))

8% Convertible Subordinated Notes due 2007

5.5% Senior Convertible Notes due 2010

(Title of Class of Securities)

846243 AC 7

846243 AB 9

846243 AD 5

(CUSIP Number of Class of Securities)

Brian K. Harrington

12130 State Highway 3, Building 1

Webster, Texas 77598

Telephone: (713) 558-5000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

William B. Nelson

Haynes and Boone, LLP

1221 McKinney Street, Suite 2100

Houston, Texas 77010

Telephone: (713) 547-2084

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$63,250,000	$1,941.78

(1)	For purposes of calculating amount of filing fee only. Estimated pursuant to Rule 457(f)(2) based on the book value of the Issuer’s 8% Convertible Subordinated Notes due 2007 and the Issuer’s 5.5% Senior Convertible Notes due 2010 that may be received by the Company in the exchange offer.
(2)	The amount of the filing fee calculated in accordance with Rule 0-11(a)(2) of the Securities Act of 1934, as amended, equals $30.70 for each $1,000,000.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This issuer tender offer statement on Schedule TO (this “Schedule TO”) is being filed by SPACEHAB, Incorporated, a Washington corporation (the “Company”), pursuant to Rule 13e-4 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the Company’s offer to exchange (the “Exchange Offer”) 74 shares of common stock and 1.2 shares of Series C Convertible Preferred Stock for each $1,000 principal amount of outstanding 8% Convertible Subordinated Notes due 2007 (the “Junior Notes”) up to $10,306,000 in aggregate principal amount of the Junior Notes and 667 shares of common stock and 1 share of Series C Convertible Preferred Stock for each $1,000 principal amount of outstanding 5.5% Senior Convertible Notes due 2010 (the “Senior Notes”) up to $52,944,000 in aggregate principal amount of the Senior Notes, upon the terms and subject to the conditions set forth in the Company’s offering memorandum, dated August 31, 2007 (the “Offering Memorandum”), and the related Exchange Offer materials which are filed as Exhibits (a)(1)(B) to (a)(1)(I) to this Schedule TO (which Offering Memorandum and related Exchange Offer materials, as amended or supplemented from time to time, collectively constitute the “Offer Materials”).

The Junior Notes were issued pursuant to an Indenture, dated as of October 15, 1997, as amended by a First Supplemental Indenture, dated as of November 22, 2005, among the Company and U.S. Bank National Association (formerly, Wachovia Bank, National Association). The Senior Notes were issued pursuant to an Indenture, dated as of November 22, 2005, among the Company and U.S. Bank National Association (formerly, Wachovia Bank, National Association).

The Exchange Offer expires at 5:00 p.m., New York City time, on October 1, 2007, which date we refer to as the expiration date, unless extended. This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Holders of the Junior Notes and the Senior Notes should read the Offer Materials and this Schedule TO in their entirety.

Items 1 through 9.

The Company is the issuer of the securities to which this Schedule TO relates and is the subject company. The address of the Company’s principal executive offices is 12130 State Highway 3, Building 1, Webster, Texas 77598. The telephone number of the Company at these offices is (713) 558-5000. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Offer Materials is incorporated by reference into this Schedule TO.

Item 10. Financial Statements

(a) Financial Information. The Company believes that its current financial condition, as described under “Other Material Information” below, may be material to a holder’s decision whether to exchange its outstanding notes. See “Item 11 – Additional Information – Other Material Information.” The following financial statements and information are incorporated by reference:

(1) The audited consolidated financial statements of the Company as set forth on pages 36 through 59 of the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2006.

(2) The unaudited condensed consolidated financial statements of the Company as set forth in Item 1 of the Company’s Quarterly Reports on Form 10-Q for the periods ended September 30, 2006, December 31, 2006 and March 31, 2007.

(3) The information in the Offering Memorandum under the headings “Selected Consolidated Financial Data” and “Ratio of Earnings to Fixed Charges.”

(b) Pro Forma Information. The information in the Offering Memorandum under the headings “Capitalization” and “Unaudited Pro Forma Financial Data.”

Item 11. Additional Information

(a)	Agreements, Regulatory Requirements and Legal Proceedings. Not applicable.

(b)	Other Material Information.

The Company entered into a Restructuring and Exchange Agreement with certain holders of its Junior Notes and Senior Notes (the “Restructuring Agreement”), effective as of August 31, 2007. Under the Restructuring Agreement, the holders of $7,424,000 of the Junior Notes, representing 72% of the Company’s Junior Notes, and the holders of and investment advisors that have been given discretionary authority by the beneficial owners of $45,405,000 of the Senior Notes, representing 85.8% of the Company’s Senior Notes, have agreed to tender their outstanding notes in accordance with the terms and conditions of the Exchange Offer. The investment advisors control $30,809,000 of these Senior Notes and are obligated to tender the outstanding notes under their management subject to specific directions of any beneficial owner relating to those outstanding notes or the transfer of such outstanding notes out of the account managed by them. This Restructuring Agreement may be terminated if the Exchange Offer is not consummated by October 15, 2007.

The consummation of the Exchange Offer is a critical step in the Company’s financial restructuring plan. If the Company is unable to restructure its obligations under the Junior Notes and the Senior Notes or otherwise raise sufficient funds to repay the Junior Notes and Senior Notes when due, the Company may be forced to seek protection under the United States bankruptcy laws.

Item 12. Exhibits.

(a)(1)(A)	Offering Memorandum, dated August 31, 2007.

(a)(1)(B)	Letter of Transmittal for Junior Notes.

(a)(1)(C)	Letter of Transmittal for Senior Notes.

(a)(1)(D)	Notice of Guaranteed Delivery.

(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees for Junior Notes.

(a)(1)(F)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees for Senior Notes.

(a)(1)(G)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees for Junior Notes.

(a)(1)(H)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees for Senior Notes.

(a)(1)(I)	Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)	Press Release.

(d)(1)	Indenture, dated as of October 15, 1997, relating to the Company’s 8% Convertible Subordinated Notes due 2007, by and between the Company, as Issuer, and Wachovia Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.1 on the Company’s Registration Statement on Form S-3 (File No. 333-43221) filed with the Securities and Exchange Commission on December 24, 1997).

(d)(2)	Preferred Stock Purchase Agreement between the Company and DaimlerChrysler Aerospace AG dated as of August 2, 1999 (incorporated by reference to Exhibit 4.2 of the Company’s Report on Form 8-K filed with the Securities and Exchange Commission on August 19, 1999).

(d)(3)	Registration Rights Agreement between the Company and DaimlerChrysler Aerospace AG dated as of August 5, 1999 (incorporated by reference to Exhibit 4.3 of the Company’s Report on Form 8-K filed with the Securities and Exchange Commission on August 19, 1999).

(d)(4)	Designation of Rights, Terms and Preferences of Series B Senior Convertible Preferred Stock of the Company (incorporated by reference to Exhibit 4.3 of the Company’s Registration Statement (File No. 333-126772), and all amendments thereto, filed with the Securities and Exchange Commission on July 21, 2005).

(d)(5)	Indenture, dated as of November 22, 2005, relating to the Company’s 5.5% Senior Convertible Notes due 2010, by and between the Company, as Issuer, and Wachovia Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.7 on the Company’s Registration Statement on Form S-4/A (File No. 333-126772) filed with the Securities and Exchange Commission on August 16, 2005).

(d)(6)	First Supplement to Indenture relating to the Company’s 5.5% Senior Convertible Notes due 2010 (incorporated by reference to Exhibit 4.7 of the Company’s Amendment No. 1 to Form S-4/A (File No. 333-126772) filed with the Securities and Exchange Commission on August 26, 2005).

(d)(7)	Restructuring and Exchange Agreement, effective as of August 31, 2007, by and between the Company, and certain holders of the Junior Notes and Senior Notes.

(d)(8)	Form of Letter Agreement regarding Preemptive Rights.

(d)(9)	Form of Certificate of Designation of Rights, Terms and Preferences of Series C Convertible Preferred Stock.

(d)(10)	Form of First Supplemental Indenture to Indenture relating to the Company’s 5.5% Senior Convertible Notes due 2010.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2007	SPACEHAB, Incorporated

	By:	/s/ Brian K. Harrington
Brian K. Harrington
Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)	Offering Memorandum, dated August 31, 2007.

(a)(1)(B)	Letter of Transmittal for Junior Notes.

(a)(1)(C)	Letter of Transmittal for Senior Notes.

(a)(1)(D)	Notice of Guaranteed Delivery.

(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees for Junior Notes.

(a)(1)(F)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees for Senior Notes.

(a)(1)(G)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees for Junior Notes.

(a)(1)(H)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees for Senior Notes.

(a)(1)(I)	Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)	Press Release.

(d)(1)	Indenture, dated as of October 15, 1997, relating to the Company’s 8% Convertible Subordinated Notes due 2007, by and between the Company, as Issuer, and Wachovia Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.1 on the Company’s Registration Statement on Form S-3 (File No. 333-43221) filed with the Securities and Exchange Commission on December 24, 1997).

(d)(2)	Preferred Stock Purchase Agreement between the Company and DaimlerChrysler Aerospace AG dated as of August 2, 1999 (incorporated by reference to Exhibit 4.2 of the Company’s Report on Form 8-K filed with the Securities and Exchange Commission on August 19, 1999).

(d)(3)	Registration Rights Agreement between the Company and DaimlerChrysler Aerospace AG dated as of August 5, 1999 (incorporated by reference to Exhibit 4.3 of the Company’s Report on Form 8-K filed with the Securities and Exchange Commission on August 19, 1999).

(d)(4)	Designation of Rights, Terms and Preferences of Series B Senior Convertible Preferred Stock of the Company (incorporated by reference to Exhibit 4.3 of the Company’s Registration Statement (File No. 333-126772), and all amendments thereto, filed with the Securities and Exchange Commission on July 21, 2005).

(d)(5)	Indenture, dated as of November 22, 2005, relating to the Company’s 5.5% Senior Convertible Notes due 2010, by and between the Company, as Issuer, and Wachovia Bank, National Association, as Trustee (incorporated by reference to Exhibit 4.7 on the Company’s Registration Statement on Form S-4/A (File No. 333-126772) filed with the Securities and Exchange Commission on August 16, 2005).

(d)(6)	First Supplement to Indenture relating to the Company’s 5.5% Senior Convertible Notes due 2010 (incorporated by reference to Exhibit 4.7 of the Company’s Amendment No. 1 to Form S-4/A (File No. 333-126772) filed with the Securities and Exchange Commission on August 26, 2005).

(d)(7)	Restructuring and Exchange Agreement, effective as of August 31, 2007, by and between the Company, and certain holders of the Junior Notes and Senior Notes.

(d)(8)	Form of Letter Agreement regarding Preemptive Rights.

(d)(9)	Form of Certificate of Designation of Rights, Terms and Preferences of Series C Convertible Preferred Stock.

(d)(10)	Form of First Supplemental Indenture to Indenture relating to the Company’s 5.5% Senior Convertible Notes due 2010.